EXHIBIT 99

D&W Food Centers, Inc. and Subsidiary Consolidated Financial Statements for the 52 Weeks Ended December 25, 2005 and Independent Auditors' Report

D&W FOOD CENTERS, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS FOR THE 52 WEEKS ENDED DECEMBER 25, 2005:

Consolidated Balance Sheet	2-3

Consolidated Statement of Operations	4

Consolidated Statement of Shareholders' Deficiency	5

Consolidated Statement of Cash Flows	6-7

Notes to Consolidated Financial Statements	8-15

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
D&W Food Centers, Inc. and Subsidiary:
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of D&W Food Centers, Inc. and Subsidiary (the "Company") as of December 25, 2005, and the related consolidated statements of operations, shareholders' deficiency and cash flows for the 52 weeks then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the 52 weeks ended December 26, 2004 were audited by other auditors whose report, dated March 11, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2005 and the results of their operations and cash flows for the 52 weeks then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the 52 weeks ended December 25, 2005 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring losses from operations and debt covenant violations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
March 28, 2006

D&W FOOD CENTERS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 25, 2005

2005
ASSETS

CURRENT ASSETS:
Cash	$2,225,154
Receivables	3,729,868
Inventories	7,984,437
Prepaid expenses and other current assets	424,606

Total current assets	14,364,065

OTHER ASSETS:
Goodwill, net of accumulated amortization of $3,323,217	852,557
Intangible assets, net of accumulated amortization of $708,231	342,426
Cash surrender value of life insurance	408,504

Total other assets	1,603,487

PROPERTY, EQUIPMENT AND LEASEHOLD
IMPROVEMENTS:
Buildings	20,003,866
Leasehold improvements	14,626,357
Store equipment	51,081,487
Office equipment	1,958,859
Computer software and equipment	9,175,991
Construction in progress	529,575

Total property, equipment and leasehold improvements	97,376,135

Less accumulated depreciation and amortization	75,691,237

Net property, equipment and leasehold improvements	21,684,898

TOTAL	$37,652,450

See notes to consolidated financial statements.	(Continued)

2005
LIABILITIES AND SHAREHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$17,970,421
Wages, related payroll taxes and accrued benefits	2,156,940
Deferred compensation	458,680
Liabilities of discontinued operations	2,501,838
Current portion of long-term debt and capitalized lease obligations	10,463,930

Total current liabilities	33,551,809

DEFERRED RENT EXPENSE	3,316,933

DEFERRED GAIN ON SALE WITH LEASEBACK	1,805,545

CAPITALIZED LEASE OBLIGATIONS-
Less current portion	18,169,940

SHAREHOLDERS' DEFICIENCY:
Common stock:
Class A-voting; $1 par value-authorized, 50,000 shares;
issued and outstanding, 702 shares	702
Class B-non-voting; $1 par value-authorized, 50,000 shares;	4,709
issued and outstanding, 4,709 shares
Additional paid-in capital	599,524
Accumulated deficit	(19,383,472)

Total	(18,778,537)

Notes receivable-shareholders	(413,240)

Total shareholders' deficiency	(19,191,777)

TOTAL	$37,652,450

See notes to consolidated financial statements.	(Concluded)

D&W FOOD CENTERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE 52 WEEKS ENDED DECEMBER 25, 2005

2005

REVENUES:
Net sales	$244,772,734
Other	1,573,235

Total revenues	246,345,969

COSTS AND EXPENSES:
Cost of goods sold	172,580,910
Direct store expenses and general and administrative expenses	73,943,865
Interest expense	3,578,888

Total costs and expenses	250,103,663

OTHER:
Amortization of gain on sale leaseback	204,160

NET LOSS FROM CONTINUING OPERATIONS	(3,553,534)

GAIN FROM DISCONTINUED OPERATIONS	3,215,806

NET LOSS	$(337,728)

See notes to consolidated financial statements.

D&W FOOD CENTERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
FOR THE 52 WEEKS ENDED DECEMBER 25, 2005

	Class A Common	Class B Common	Additional Paid-In Capital	Notes Receivable, Shareholders

Balance-December 26, 2004	$ 702	$ 4,709	$ 599,524	$ (392,575)

Increase in loans to shareholders				(20,665)

Net loss/Total comprehensive loss

Balance-December 25, 2005	$ 702	$ 4,709	$ 599,524	$ (413,240)

	Retained Earnings (Accumulated Deficit)			Total Shareholders'
	Total	C Corp.	S Corp.	Deficiency

Balance-December 26, 2004	$ (19,045,744)	$ 15,970,653	$ (35,016,397)	$ (18,833,384)

Increase in loans to shareholders				(20,665)

Net loss/Total comprehensive loss	(337,728)			(337,728)

Balance-December 25, 2005	$ (19,383,472)	$ 15,970,653	$ (35,016,397)	$ (19,191,777)

See notes to consolidated financial statements.

D&W FOOD CENTERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE 52 WEEKS ENDED DECEMBER 25, 2005

2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(337,728)
Adjustments to reconcile net loss to net cash from
operating activities:
Depreciation and amortization	3,763,813
Loss on sale of assets	79,234
Write off of notes receivable	453,520
Increase in cash surrender value-life insurance	(42,305)
Deferred gain on sale leaseback transaction	(204,160)
Decrease in deferred compensation	(32,242)
Changes in operating assets and liabilities:
Receivables	(197,480)
Inventories	3,222,918
Prepaid expenses and other current assets	35,234
Accounts payable and other accrued expenses	(1,997,683)
Wages, related payroll taxes and accrued benefits	(458,597)
Deferred rent expense	183,307

Cash flows provided by operating activities	4,467,831

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, equipment and leasehold improvements	(1,574,439)
Proceeds from sale of assets	263,273
Payment for license fee	(15,000)
Issuance of notes receivable	(17,000)

Cash flows used in investing activities	(1,343,166)

(Continued )

D&W FOOD CENTERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE 52 WEEKS ENDED DECEMBER 25, 2005

2005

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments on line of credit	(2,471,942)
Payments on long-term debt and capitalized lease obligations	(3,397,289)
Borrowings on long term debt	150,000
Distributions to shareholders	(20,665)

Cash flows used in financing activities	(5,739,896)

NET DECREASE IN CASH	(2,615,231)

CASH-Beginning of year	4,840,385

CASH-End of year	$2,225,154

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION-Cash paid for interest	$3,641,584

See notes to consolidated financial statements.	(Concluded )

D&W FOOD CENTERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 52 WEEKS ENDED DECEMBER 25, 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The consolidated financial statements include the accounts of D&W Food Centers, Inc. and D&W Associate Resources L.L.C., a 99 percent owned subsidiary (collectively, the "Company"). All intercompany profits, transactions and balances have been eliminated. D&W Food Centers, Inc. operates retail food stores located in western Michigan. D&W Associate Resources L.L.C. leases employment services principally to D&W Food Centers, Inc. The fiscal year of the Company ends on the last Sunday of December. The fiscal year ended December 25, 2005 is comprised of 52 weeks. The operations of the Company's stores to be sold under the Purchase Agreement described below qualify as discontinued operations, and the related assets qualify as assets held for sale as defined under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). However, presentation of the assets held for sale and discontinued operations associated with the Purchase Agreement as one line item in the balance sheet and statement of operations in accordance with SFAS No. 144 would not provide a meaningful presentation of the financial position and operations of the Company, as it would result in substantially all of the operations disclosed as discontinued operations. Therefore, while they qualify for discontinued operations presentation, they are presented as continuing operations in the balance sheet and statement of operations. Certain other discontinued operations discussed in Note 3, which do not relate to the Purchase Agreement, are presented as discontinued operations in accordance with SFAS No. 144.

Sale of Assets-On December 17, 2005, the Company entered into an Asset Purchase Agreement (the "Purchase Agreement") with Spartan Stores, Inc. ("Spartan") to sell certain operating assets. On March 27, 2006, the Company executed this transaction as described in Note 10. Under the terms of the Purchase Agreement, Spartan will acquire leasehold improvements and operating assets and assume lease obligations associated with all of the Company's operating retail stores. Spartan will also acquire D&W trademarks, trade names and intangibles, and certain other property.

Going Concern Consideration-The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of December 25, 2005, the Company was in violation of certain loan covenants under its debt agreements and had recurring losses from operations. Upon completion of the purchase transaction, the Company will no longer operate any retail stores, which has been the Company's primary source of operating income. Management intends to use the proceeds from the transaction to settle remaining obligations not assumed by Spartan. This raises substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be reasonable, however actual results could differ from those estimates.

Inventories-Inventories are stated at the lower of LIFO (last-in, first-out) cost or market, as determined under the retail inventory method. If the FIFO (first-in, first-out) method had been used, inventories would have been higher by approximately $5,429,348 at December 25, 2005. For the 52 weeks ending December 25, 2005, inventory quantities were reduced resulting in a liquidation of certain LIFO inventory layers carried at cost that were lower than the cost of current purchases, the effect of which reduced the net loss by $2,081,566.

Carrying Values of Long-Lived Assets-The carrying values of long-lived assets are reviewed and evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal specialists. Estimates of future cash flows and expected sales prices are judgments based upon the Company's experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Goodwill-Goodwill consists of amounts paid in excess of the fair value of acquired net assets. The Company ceased amortization of goodwill in 2002, upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill is not amortized into results of operations, but instead is reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill is more than fair value. The Company performed the required impairment test of goodwill in 2005 and determined that goodwill was not impaired.

Intangible Assets-Intangible assets, which include debt issue costs and licensing fees, are stated at cost, net of accumulated amortization. Amortization is computed on the straight-line basis over the term of the agreements or useful lives of the assets ranging from 3 to 12 years. Amortization expense was $147,366 in 2005.

Property, Equipment and Leasehold Improvements-Property, equipment and leasehold improvements are recorded at cost and include interest on funds used to finance construction. Depreciation and amortization are computed by the straight-line method based on the lesser of the estimated useful lives or remaining lease terms of the related assets ranging from 3 to 39.5 years. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Fair Value Disclosures of Financial Instruments-Financial instruments include cash, accounts and notes receivable, accounts payable, and long-term debt. The carrying amounts of cash, accounts and notes receivable and accounts payable approximate fair value at December 25, 2005 because of the short-term nature of these financial instruments.

At December 25, 2005, the estimated carrying value of the Company's long-term debt (including current maturities) approximates the fair value. The estimated fair value was based on anticipated rates available to the Company for debt with similar terms and maturities. Although the Company is in default on certain debt agreements, the fair value of debt is not impacted given the Company's plans to execute the Purchase Agreement.

Deferred Rent Expense-Deferred rent expense represents the straight-line effect of operating leases with provisions for rent increases throughout the primary lease term.

Revenues-Revenues are recognized when merchandise is sold.

Other Revenue - Other revenue consists of revenue the Company earns on services provided such as lottery, Ticket Master, and money orders.

Vendor Rebates and Allowances-Periodic payments from vendors in the form of buy downs, volume or other purchase discounts that are evidenced by signed agreements are reflected in the carrying value of the inventory when earned and as a component of cost of sales as the merchandise is sold. Other consideration received from vendors is generally recorded as a reduction of merchandise costs upon completion of contractual milestones, terms of the related agreement or by other systematic and rational approaches. Reimbursements from vendors for manufacturer coupons redeemed at the Company's retail locations are recorded as sales revenue.

Advertising Costs-Advertising costs are expensed as incurred and included in direct store expenses and general and administrative expenses in the Consolidated Statement of Operations. Advertising expenses were $4,304,692 in 2005.

New Accounting Standards-In 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities, ("Revised Interpretation") which defers the effective date of provisions for certain variable interest entities ("VIE"), provides additional scope exceptions for certain other variable interests, clarifies the impact of troubled debt restructurings on whether an entity is a VIE or which party is the primary beneficiary of a VIE and provides additional guidance on what constitutes a variable interest. Adoption of this statement has not had a significant impact on the Company's financial position or results of operations.

2.	FEDERAL INCOME TAXES

The shareholders of D&W Food Centers, Inc. have elected S Corporation status under the provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income taxes, as its taxable income is includable on a pro rata basis on each shareholder's tax return.

D&W Associate Resources L.L.C. is a pass-through entity for federal income tax purposes.

3.	Discontinued Operations

In 2005, the Company sold its pharmacy business, one retail location and closed another retail location. In 2004, the Company closed two retail locations and a pharmacy at a retail location currently in operation. The operating results of these locations for 2005 are reflected as discontinued operations in the statements of operations. In 2005, a gain on the sale of these assets of $3,301,038 was recognized and is included in gain from discontinued operations in the statement of operations.

The future lease obligation of non-operating units is the present value of the Company's lease obligations, less the present value of the sub-lease income payments, which totaled $2,501,838 at December 25, 2005.

Net sales and net loss from the discontinued operations were as follows:

Net Sales	$21,802,795
Net loss from discontinued operations	$(85,232)

As of December 25, 2005, there were no assets attributed to discontinued operations.

4.	DEFERRED COMPENSATION

The Company has a "Phantom Stock" deferred compensation program (the "Plan") for certain key employees of the Company. The Plan provides for awards of stock units to key executives. Each unit is treated as equivalent to 1/10 the value assigned each share of common stock of the Company based on an independent valuation. The expense recorded in 2005 is $11,201 and is recorded in direct store and general administrative expenses. The Company determines participation in the Plan and the awarding of unit shares. Any units awarded under the Plan are fully vested. The executives earn appreciation and depreciation in the calculated value of the stock and dividend equivalent units related to shareholder distributions in excess of amounts required to pay taxes. Amounts in the Plan are paid to the executives in cash when certain terminating events occur.

In addition, the Company has a deferred compensation agreement with its Chairman of the Board of Directors providing for monthly payments of $3,350 through 2012. The Company expects to settle these obligations after executing the Purchase Agreement, discussed in Note 1. Therefore, it is reflected as a current liability on the balance sheet as of December 25, 2005.

5.	LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

Long-term debt and capitalized lease obligations consist of the following:

2005
Long-term debt:
Revolving credit facility due on November 20, 2006,
monthly interest at varying rates based on prime plus 2.75%
(9.75%, at December 25, 2005)	$5,551,783

Term note payable to bank on November 20, 2006, payable
in monthly installments of $66,667 plus interest at prime
plus 4.50% (11.25% at December 25, 2005)	1,216,666

Series A subordinated notes payable upon demand after
payment of revolving credit facility and term note, interest
accrues at 8% payable annually	1,182,000

Series B subordinated notes payable on the later of
December 20, 2006, or upon payment of revolving credit
facility and term note, interest accrues at 8%	1,250,000

Term note payable to Supervalu, on the earlier of	863,661
the cancellation of the contract or June, 2009
Payable in weekly installments of $5,731
including interest at 10.70%

Capitalized lease obligations (Note 7)	18,569,760

Total	$28,633,870

Less current portion	10,463,930

Total long-term debt and capitalized lease obligations	$18,169,940

The Company has a loan agreement which provides for revolving credit facility due on November 20, 2006 up to $15,000,000 and term note payable to bank on November 20, 2006 up to $4,000,000. The loan agreement contains certain covenants which require, among other things, the Company to maintain a specified ratio of EBITDA less capitalized expenditures to debt payments measured based on the preceding fiscal year. The Company is in violation of these covenants at December 25, 2005.

The Company has two letters of credit totaling approximately $600,000 with no amount outstanding at December 25, 2005.

Long-term debt is collateralized by substantially all of the Company's assets.

Maturities on long-term debt and capitalized lease obligations are as follows:

Year Ending	Amount

2006	$10,463,930
2007	450,378
2008	515,221
2009	678,978
Thereafter	16,525,363

Total	$28,633,870

6.	ASSOCIATE BENEFIT PLAN

The Company has a qualified salary reduction defined contribution plan covering substantially all of its associates with more than one year of service meeting minimum age and hourly requirements. Contributions are made to the plan based upon a formula approved by the Company's Board of Directors. The Company's expense was approximately $230,000 for the 52 weeks ended December 25, 2005.

7.	LEASE COMMITMENTS

The Company leases its office and certain store facilities and equipment under various operating and capital leases.

In 2003, the Company sold a facility and leased back a portion of it under two separate leases, one for $2,700 per month for five years and one for $3,500 per month for 10 years. The gain on the sale of the store facilities has been deferred and is being amortized on a straight-line basis over the lease terms.

Minimum rental commitments at December 25, 2005 under all lease obligations, exclusive of accrued lease obligations of non-operating units, are as follows:

Year Ending	Capital Leases	Operating Leases	Total

2006	$2,635,313	$6,581,354	$9,216,667
2007	2,635,313	6,633,169	9,268,482
2008	2,643,179	6,442,200	9,085,379
2009	2,735,991	5,617,672	8,353,663
2010	2,869,515	5,097,468	7,966,983
Thereafter	25,457,219	28,129,208	53,586,427

	38,976,530	$58,501,071	$97,477,601

Amount representing interest	20,406,770

Obligations under capital leases	$18,569,760

Property under capital leases, which is included in property, equipment and leasehold improvements is as follows:

2005

Buildings	$19,422,069
Less accumulated amortization	6,286,229

Total	$13,135,840

Amortization of property under capital leases amounted to $947,259 for the 52 weeks ended December 25, 2005.

Certain store facility leases provide for additional rentals based upon a percentage of sales in excess of stipulated minimum amounts. All of the store facility leases contain renewal options and require the Company to pay property taxes, insurance and maintenance costs.

Rental expense for all operating leases was $6,610,999 for the 52 weeks ended December 31, 2005. There was no contingent rental expense in 2005.

8.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company has guaranteed payment of indebtedness aggregating $3,570,000 at December 25, 2005, on behalf of three shareholders. The agreements require the Company to pay the lender in the event of default of the shareholders and remain in effect until all obligations of the shareholders are paid to the lender. Payment on these guarantees may not be made while the Company's revolving credit and term loan agreement is in effect.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against the Company. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of the Company.

At December 25, 2005, the Company has commitments of approximately $700,000 related to the completion of construction at a retail location.

9.	RELATED PARTY TRANSACTIONS

Certain shareholders and officers of the Company own Premier Foods, Inc., which distributes primarily meat products to the Company. Trade accounts payable to Premier Foods, Inc. was approximately $2,133,000 at December 25, 2005. Purchases from Premier Foods, Inc. totaled approximately $27,953,000 for the 52 weeks ended December 25, 2005.

Certain shareholders and officers of the Company own Sunrise Foods, Inc., which provides specialty foods to the Company. Trade accounts payable to Sunrise Foods, Inc. was approximately $331,000 at December 25, 2005. Purchases from Sunrise Foods, Inc. totaled approximately $3,870,000 for the 52 weeks ended December 25, 2005.

Certain shareholders and officers of the Company own Grand Flowers, L.L.C., which provides floral products to the Company. Trade accounts payable to Grand Flowers, L.L.C. were approximately $106,000 at December 25, 2005. Purchases from Grand Flowers, L.L.C. totaled approximately $1,512,000 for the 52 weeks ended December 25, 2005.

Certain shareholders and officers of the Company own a 10% interest in Jade Pig Grocery Ventures, L.L.C. which leases facilities to the Company with various minimum annual rentals. The lease payments increase by 10% every five years throughout the term of the leases. The minimum annual lease commitments are included in the total capital lease amounts in Note 7 to the consolidated financial statements. Lease payments to Jade Pig Grocery Ventures, L.L.C. were approximately $2,302,000 for the 52 weeks ended December 25, 2005.

Loans to shareholders bear interest at 6% and are due upon demand.

In 2005, the Company sold one of its retail locations to an entity that is 50% owned by a shareholder of the Company, in exchange for a note receivable in the amount of $307,078. Payments of $182,087 were received on the note receivable in 2005 and the remaining balance is to be paid monthly through June 13, 2006.

10.	Subsequent event

On March 27, 2006, the Company entered into a transaction under the terms of the December 17, 2005 Purchase Agreement described in Note 1. Spartan will acquire leasehold improvements and operating assets and assume lease obligations associated with all of the Company's operating retail stores. Spartan will also acquire D&W trademarks, trade names and intangibles, and certain other property. Spartan also purchased inventory in the amount of $5,059,678. Total proceeds of $47,921,678 were received as part of this transaction. The net book value as of December 25, 2005 of the assets sold and liabilities assumed was as follows:

Intangible assets	$209,833

PROPERTY, EQUIPMENT AND LEASEHOLD
IMPROVEMENTS:
Buildings	18,981,008
Leasehold improvements	14,381,621
Store equipment	49,893,293
Computer software and equipment	4,790,657
Construction in progress	529,575

Total property, equipment and leasehold improvements	88,576,154

Less accumulated depreciation and amortization	67,660,133

Net property, equipment and leasehold improvements	20,916,020

Capital Lease Obligations	18,569,760

******